UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Healthwell Acquisition Corp. I

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

42227R 109*

(CUSIP Number)

Healthwell Acquisition Corp. I Sponsor LLC

1001 Green Bay Rd. #227

Winnetka, IL 60093

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	There is no CUSIP number assigned to the Issuer’s Class B common stock, par value $0.0001 per share (“Class B Shares”). CUSIP number 42227R 109 has been assigned to the Issuer’s Class A common stock, par value $0.0001 per share (“Class A Shares”), which are listed on Nasdaq Stock Market under the symbol “HWEL.”

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 42227R 109	13D	Page 2 of 10 pages

1	Names of Reporting Persons. Healthwell Acquisition Corp. I Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,250,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,250,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 60.6% (1)(2)
14	Type of Reporting Person (See Instructions) OO

(1)	See Item 5 below. This includes the 6,249,999 Class A Shares, which Healthwell Acquisition Corp. I Sponsor LLC (“Sponsor”) elected to convert from Class B Shares previously held by Sponsor on a one-for-one basis on July 21, 2023, as well as the one (1) remaining Class B Share continued to be owned by Sponsor. This excludes the 7,700,000 Class A Shares underlying the private placement warrants held by Sponsor that are not exercisable until 30 days after completion of the Issuer’s Business Combination.

(2)	Based on a total of 10,307,381 shares of the Issuer’s common stock outstanding, which includes one (1) Class B Share, as of July 31, 2023.

CUSIP No. 42227R 109	13D	Page 3 of 10 pages

1	Names of Reporting Persons. Alyssa J. Rapp
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,250,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,250,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 60.6% (1)(2)
14	Type of Reporting Person (See Instructions) IN

(1)	See Item 5 below. This includes the 6,249,999 Class A Shares, which Healthwell Acquisition Corp. I Sponsor LLC (“Sponsor”) elected to convert from Class B Shares previously held by Sponsor on a one-for-one basis on July 21, 2023, as well as the one (1) remaining Class B Share continued to be owned by Sponsor. This excludes the 7,700,000 Class A Shares underlying the private placement warrants held by Sponsor that are not exercisable until 30 days after completion of the Issuer’s Business Combination.

(2)	Based on a total of 10,307,381 shares of the Issuer’s common stock outstanding, which includes one (1) Class B Share, as of July 31, 2023.

CUSIP No. 42227R 109	13D	Page 4 of 10 pages

1	Names of Reporting Persons. John L. MacCarthy
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,250,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,250,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 60.6% (1)(2)
14	Type of Reporting Person (See Instructions) IN

(1)	See Item 5 below. This includes the 6,249,999 Class A Shares, which Healthwell Acquisition Corp. I Sponsor LLC (“Sponsor”) elected to convert from Class B Shares previously held by Sponsor on a one-for-one basis on July 21, 2023, as well as the one (1) remaining Class B Share continued to be owned by Sponsor. This excludes the 7,700,000 Class A Shares underlying the private placement warrants held by Sponsor that are not exercisable until 30 days after completion of the Issuer’s Business Combination.

(2)	Based on a total of 10,307,381 shares of the Issuer’s common stock outstanding, which includes one (1) Class B Share, as of July 31, 2023.

CUSIP No. 42227R 109	13D	Page 5 of 10 pages

SCHEDULE 13D

This Schedule 13D is filed on behalf of Healthwell Acquisition Corp. I Sponsor LLC, a Delaware limited liability company, Alyssa J. Rapp, and John L. MacCarthy (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Class A common stock, $0.0001 par value per share (the “Class A Shares”), of Healthwell Acquisition Corp. I, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1001 Green Bay Rd. #227, Winnetka, IL 60093.

Item 2. Identity and Background

The Schedule 13D is being filed by the following Reporting Persons:

•	Healthwell Acquisition Corp. I Sponsor LLC (“Sponsor”);

•	Alyssa J. Rapp; and

•	John L. MacCarthy

Sponsor is organized under the laws of Delaware. Each of Alyssa J. Rapp and John L. MacCarthy is a citizen of the United States. The address for Sponsor is 1001 Green Bay Rd. #227, Winnetka, IL 60093, and for each of Ms. Rapp and Mr. MacCarthy is c/o Healthwell Acquisition Corp. I, 1001 Green Bay Rd. #227, Winnetka, IL 60093.

The principal occupation of Ms. Rapp is serving as a Manager of Sponsor and the principal occupation of Mr. MacCarthy is serving as a board director.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Founder Shares (as defined below) was $25,000. The source of these funds was the working capital of Sponsor.

Item 4. Purpose of Transaction

Founder Shares

On February 10, 2021, Sponsor purchased 7,187,500 Class B Shares (the “Founder Shares”) for an aggregate purchase price of $25,000. The Founder Shares included up to an aggregate of 937,500 Class B Shares subject to forfeiture by Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. On September 11, 2021, the over-allotment option expired. As a result, the Sponsor forfeited 937,500 Founder Shares, resulting in ownership of 6,250,000 Founder Shares. The Class B Shares will convert into Class A Shares automatically at the time of the Issuer’s initial business combination (the “Business Combination”), or at any time prior to the closing of the Business Combination at the option of the holder of Founder Shares, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

CUSIP No. 42227R 109	13D	Page 6 of 10 pages

On July 21, 2023, Sponsor elected to convert on a one-for-one basis 6,249,999 Class B Shares into 6,249,999 Class A Shares (the “Founder Conversion”), resulting in Sponsor continuing to own one (1) Class B Share following the Founder Conversion. The 6,249,999 Class A Shares issued to Sponsor in connection with the Founder Conversion together with the one (1) Class B Share continued to be owned by Sponsor are, for purposes of this Schedule 13D, are considered “Founder Shares” and such Founder Shares are subject to the same registration rights and restrictions as the Class B Shares before the Founder Conversion, including, among others, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of a Business Combination as described in the prospectus for the Issuer’s initial public offering (“IPO”).

Private Placement Warrants

In August 2021, simultaneously with the closing of the IPO, Sponsor purchased an aggregate of 7,700,000 warrants of the Company (the “Private Placement Warrants”) for a purchase price of $1.00 per warrant pursuant to a Private Placement Warrants Purchase Agreement dated August 2, 2021 (the “Private Placement Warrants Purchase Agreement”). Sponsor’s interest in such transaction was valued at $7,700,000. Each Private Placement Warrant entitles the holder thereof to purchase one Class A Share at a price of $11.50 per share. The Private Placement Warrants (including the Class A Shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of the Business Combination.

The foregoing description of the Private Placement Warrants Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

On August 2, 2021, Sponsor, the Issuer and Issuer’s officers and directors entered into a letter agreement (the “Letter Agreement”) pursuant to which Sponsor agreed to waive: (i) its redemption rights with respect to any Founder Shares and Class A Shares issued in the IPO (“Public Shares”) held by it, as applicable, in connection with the completion of the Business Combination, (ii) its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with a stockholder vote to amend the Issuer’s amended and restated certificate of incorporation to (A) modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Business Combination or to redeem 100% of the Public Shares if the Issuer does not complete the Business Combination within the required timeframe or (B) with respect to any other provision relating to stockholders’ rights or pre-Business Combination activity, and (iii) its rights to liquidating distributions from the Issuer’s trust account established in connection with the IPO (the “Trust Account”) with respect to its Founder Shares if the Issuer fails to complete the Business Combination within the required time period, although it will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares it holds if the Issuer fails to complete the Business Combination within the prescribed time frame.

Voting Agreement

Further pursuant to the Letter Agreement, Sponsor has agreed to vote any Founder Shares held by it and any Public Shares purchased during or after the Issuer’s IPO (including in open market and privately-negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public stockholders for a vote, the Issuer will complete the Business Combination only if a majority of the shares of the Issuer’s outstanding common stock voted are voted in favor of the Business Combination.

CUSIP No. 42227R 109	13D	Page 7 of 10 pages

Lock-up Agreement

Further pursuant to the Letter Agreement, Sponsor agreed not to transfer, assign or sell any of the Founder Shares, Private Placement Warrants and any Class A Shares issued upon conversion or exercise thereof pursuant to the lock-up provision in the Letter Agreement. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the Founder Shares, until the earlier of  (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last reported sale price of the Class A Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their Class A Shares for cash, securities or other property, with any permitted transferees being subject to the same restrictions and other agreements of the Issuer’s initial stockholders with respect to any Founder Shares, and (ii) in the case of the Private Placement Warrants and the Class A Shares underlying such warrants, until 30 days after the completion of the Business Combination, except in each case (a) to the Issuer’s officers or directors, any affiliates or family members of any of the Issuer’s officers or directors, any affiliate of Sponsor or to any members or partners of the Sponsor or any of their affiliates; (b) in the case of an individual, by gift to a member of one of the members of such individual’s immediate family or to a trust, the beneficiary of which is a member of one of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of the Business Combination at prices no greater than the price at which the shares or warrants were originally purchased; (f) in the event of the Issuer’s liquidation prior to the completion of the Business Combination; (g) by virtue of the laws of Delaware or Sponsor’s organizational documents upon dissolution of Sponsor; or (h) in the event of the Issuer’s liquidation, merger, capital stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their Class A Shares for cash, securities or other property subsequent to the Issuer’s completion of the Business Combination; provided, however, that in the case of clauses (a) through (e) or (g), the permitted transferees must enter into a written agreement with the Issuer agreeing to be bound by the transfer restrictions and the other restrictions contained in the Letter Agreement (including provisions relating to voting, the Trust Account and liquidating distributions).

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

On August 2, 2021, in connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Sponsor, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register the Founder Shares, Private Placement Warrants, any warrants that may be issued upon the conversion of the working capital loans, any Class A Shares issuable upon the exercise of Private Placement Warrants, and any Class A Shares issuable upon the conversion of the Founder Shares. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed by the Issuer subsequent to the Business Combination and the right to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act of 1933, as amended.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

CUSIP No. 42227R 109	13D	Page 8 of 10 pages

Sponsor Loan

On March 17, 2023, the Issuer issued an unsecured convertible promissory note in the principal amount of up to $750,000 to Sponsor (the “Convertible Note”). The Convertible Note is non-interest bearing and payable on the earlier of (i) the date on which the Business Combination is consummated or (ii) the liquidation of the Issuer. At the election of Sponsor, the unpaid principal amount under the Convertible Note may be converted into warrants of the Issuer (the “Conversion Warrants”) with the total Conversion Warrants so issued equal to: (x) the portion of the principal amount of the Convertible Note being converted divided by (y) $1.00, rounded up to the nearest whole number of warrants.

The foregoing description of the Convertible Note does not purport to be complete and is subject to, and qualified in its entirety by, the full text of Convertible Note, which is attached as an exhibit hereto and incorporated herein by reference.

Sponsor Support Agreement

Simultaneously with the execution of the business combination agreement, dated April 27, 2023, by and among the Issuer, Starton Therapeutics, Inc., Sponsor in the capacity as the Purchaser Representative, and the other parties thereto (the “Business Combination Agreement”), Sponsor entered into a sponsor support agreement (the “Sponsor Support Agreement”), pursuant to which Sponsor agreed to vote all of its shares of the Issuer’s common stock in favor of the Business Combination Agreement and the transactions contemplated thereunder. Sponsor also agreed to waive its anti-dilution rights that would otherwise allow it to maintain ownership of 20% of the post-combination company. The Sponsor Support Agreement also prevents transfers of Healthwell securities held by the Sponsor between the date of the Sponsor Support Agreement and the termination of the Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of Sponsor Support Agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors (the “Board”), and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the common stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Item 4 of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 42227R 109	13D	Page 9 of 10 pages

Item 5. Interest in Securities of the Issuer.

(a) Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons may be deemed to beneficially own 6,250,000 shares of Issuer’s common stock, representing 60.6% of the total of the Issuer’s issued and outstanding shares of common stock. This amount excludes the 7,770,000 Class A Shares underlying the Private Placement Warrants that are not exercisable until 30 days after completion of the Issuer’s Business Combination.

The foregoing beneficial ownership percentage is based on a total of 10,307,381 shares of common stock outstanding, which includes one (1) Class B Share.

(b) Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons have shared voting power and shared dispositive power with regard to the 6,250,000 shares of common stock reported in this Schedule 13D.

(c) The Reporting Persons have not effected any transactions of the Issuer’s shares of common stock during the 60 days preceding the date of this report, except as described in Item 3 and Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Private Placement Warrants Purchase Agreement, Letter Agreement, Registration Rights Agreement, Convertible Note and Sponsor Support Agreement and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Letter Agreement, dated August 2, 2021, by and among the Issuer, its executive officers, its directors and Sponsor (Incorporated herein by reference to the exhibits to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2021).
3	Private Placement Warrants Purchase Agreement, dated August 2, 2021, by and between the Issuer and Sponsor (Incorporated herein by reference to the exhibits to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2021).
4	Registration Rights Agreement, dated August 2, 2021, by and between the Issuer and Sponsor (Incorporated herein by reference to the exhibits to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2021).
5	Promissory Note, dated March 17, 2023, issued to Sponsor by the Issuer (Incorporated herein by reference to the exhibits to the Issuer’s Current Report Form 8-K, filed with the SEC on March 23, 2023).
6	Sponsor Support Agreement, dated as of April 27, 2023, by and among the Issuer, Sponsor and Starton Therapeutics, Inc. (Incorporated herein by reference to the exhibits to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 3, 2023).

CUSIP No. 42227R 109	13D	Page 10 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2023

healthwell ACQUISITION corp. i SPONSOR LLC

By:	/s/ Alyssa J. Rapp
Name:	Alyssa J. Rapp
Title:	Manager

By:	/s/ John L. MacCarthy
Name:	John L. MacCarthy
Title:	Manager

/s/ Alyssa J. Rapp
Alyssa J. Rapp

/s/ John L. MacCarthy
John L. MacCarthy